EXHIBIT 99.1

Cellectis Amends $20 Million Convertible Note Under Collaboration Agreement with its Partner Cytovia Therapeutics

NEW YORK, Jan. 20, 2023 (GLOBE NEWSWIRE) -- Cellectis (the “Company”) (Euronext Growth: ALCLS - NASDAQ: CLLS), a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies, announced today that it has amended certain financial terms of the $20 million convertible note issued by its partner, Cytovia Therapeutics, LLC (“Cytovia”) in payment of the upfront collaboration consideration provided for pursuant to the research collaboration and non-exclusive license agreement between Cellectis and Cytovia.

The amended and restated note provides for automatic conversion into common stock of Cytovia in the case of certain fundamental transactions pursuant to which Cytovia becomes a public reporting company and for conversion at Cellectis’ option in connection with certain financing transactions, upon a company sale and at final maturity. In each case such conversion is subject to a 9.9% ownership cap, with the balance issuable in the form of pre-funded warrants. Among other changes, the amended and restated note increased the applicable interest rate of the note to 10% per annum, subject to a 10% step up upon the occurrence and continuation of an event of default, provided for the repayment of 50% of the outstanding amount on April 30, 2023 and extended the final maturity date for the repayment of the remaining outstanding amount to June 30, 2023.

About Cellectis
Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of experience and expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

About Cytovia Therapeutics

Cytovia Therapeutics aims to accelerate patient access to transformational cell therapies and immunotherapies, addressing several of the most challenging unmet medical needs in cancer. Cytovia focuses on harnessing the innate immune system by developing complementary and disruptive iPSC-derived Natural Killer (iNK) cell and Flex-NK™ bispecific antibody platforms. The company is developing three types of iNK cells: unedited iNK cells, TALEN® gene-edited iNK cells with improved function and persistence, and TALEN® gene-edited iNK cells with chimeric antigen receptors (CAR-iNKs) to improve tumor-specific targeting. The second complementary cornerstone technology is a quadrivalent multifunctional antibody platform designed to engage natural killer cells by targeting NKp46 using Cytovia’s proprietary Flex-NK™ technology.

These two technology platforms are being used to develop treatment for patients with solid tumors such as HCC and glioblastoma as well as hematological malignancies such as refractory multiple myeloma. Headquartered in Aventura, FL., Cytovia has research and development laboratories in Natick, MA. The company’s own R&D work is augmented through scientific partnerships with Cellectis, CytoImmune, the Hebrew University of Jerusalem, INSERM, the New York Stem Cell Foundation, the National Cancer Institute, and the University of California San Francisco (UCSF). Cytovia has a partnership with CytoLynx Therapeutics focused on research and development, manufacturing, and commercialization activities in Greater China.

Find out more at www.cytoviatx.com and follow us on Facebook, Twitter, LinkedIn, YouTube, and Instagram.

Forward-looking Statements
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “intend”, “expect,” “plan,” “scheduled,” “could” and “will,” or the negative of these and similar expressions. These forward-looking statements, which are based on our management’s current expectations and assumptions and on information currently available to management. Forward-looking statements include statements about the conversion of the convertible note. These forward-looking statements are made in light of information currently available to us and are subject to numerous risks and uncertainties, including with respect to the numerous risks associated with biopharmaceutical product candidate development and market conditions. Furthermore, many other important factors, including those described in our Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2021 and subsequent filings Cellectis makes with the Securities and Exchange Commission from time to time, as well as other known and unknown risks and uncertainties may adversely affect such forward-looking statements and cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

For further information on Cellectis, please contact:

Media contact:
Pascalyne Wilson, Director, Communications, +33 (0)7 76 99 14 33, media@cellectis.com

Investor Relation contact:
Arthur Stril, Chief Business Officer, +1 (347) 809 5980,  investors@cellectis.com
Ashley R. Robinson, LifeSci Advisors, +1 617 430 7577

For further information on Cytovia, please contact:

Investor Relations contact:
Anna Baran-Djokovic, VP, Investor Relations & Capital Markets, +1 305 615 9162, anna@cytoviatx.com

Attachment

  20230119_Cellectis - Press Release - Filing (A_R Cytovia Convertible Note)-rev CYTOVIA-clean[4] (https://ml.globenewswire.com/Resource/Download/679d80bb-9d02-41e7-a402-feca233bfbdf)